FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: December 11, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

IAMGOLD and Orezone Announce Business Combination

Essakane Mine to Become a Flagship IAMGOLD asset and

Orezone to be Re-established as an Exploration Company

Toronto and Ottawa, Ontario – December 11, 2008 – IAMGOLD Corporation (IMG:TSX, IAG:NYSE) and Orezone Resources Inc. (OZN: TSX, AMEX) (“Orezone”) jointly announced today that they have entered into a definitive arrangement agreement whereby IAMGOLD would acquire, via a plan of arrangement, all of the outstanding common shares of Orezone in a supported, all-share transaction. Total consideration is valued at approximately US$139 million.

“This business combination with Orezone is consistent with our strategy and takes IAMGOLD to the next level. This transaction represents excellent value and takes us a large step towards our stated goal of 1.8 million ounces annual gold production by 2012, while lowering our average cash cost by $40-50 per ounce. IAMGOLD is uniquely positioned in the current markets with a solid cash position, low debt, record cash flow and the financial capacity to finance the construction of Essakane, a second flagship gold mine for IAMGOLD,” said Joseph Conway, President and CEO of IAMGOLD.

Highlights of the Combination

•	IAMGOLD to acquire and finance development of the Essakane project, one of West Africa’s largest undeveloped gold reserves
•	All-stock transaction with value of approximately US$139 million
•	Orezone exploration assets, including Bomboré, to be distributed pro rata to Orezone shareholders to create “New Orezone”
•	Each Orezone shareholder to receive 0.08 of an IAMGOLD share and a pro rata share of New Orezone for each Orezone share held
•	Orezone Board of Directors unanimously recommends that Orezone shareholders vote in favour of the transaction
•	Shareholder voting agreements in place representing approximately 5.1% of the outstanding shares of Orezone
•	IAMGOLD to provide Orezone an immediate Cdn$20 million equity financing at Cdn$0.28/share, subject to regulatory approvals
•	IAMGOLD to create a Corporate African operations office based in Dakar, Senegal
•	Transaction is very accretive to IAMGOLD shareholders on a NAV and Reserves per share basis, as well as an Earnings and Cash Flow per share basis when Essakane is in production
•	IAMGOLD will become a 16.6% shareholder of New Orezone adding further value to both IAMGOLD and Orezone shareholders.

As per the terms of the agreement, Orezone shareholders will receive 0.08 common shares of IAMGOLD plus a pro rata share of a new exploration company (“New Orezone”) for each Orezone share. This represents a value of approximately Cdn$0.49 per Orezone share based on the closing price of IAMGOLD on the TSX on December 10, 2008, representing a 91% premium using 30-day volume weighted average share prices.

Orezone’s Board of Directors has unanimously recommended that shareholders vote in favour of the IAMGOLD transaction. Each director and officer has entered into a voting agreement to vote in favour of the transaction (1.6%). Voting agreements have also been entered into with Minquest Capital (3.5%). In aggregate, holders of a total of 5.1% of Orezone common shares have agreed to vote in favour of the transaction.

Orezone’s main asset is the fully permitted, 4 million ounce Essakane gold project, located in Burkina Faso, West Africa. Construction commenced in September of this year for a mine that will contribute average gold production of over 300,000 ounces per year over a minimum nine-year mine life at an average cash operating cost of US$358 per ounce, using a $600 per ounce gold price and $85/bbl oil price. Full production is anticipated in late 2010, requiring a remaining capital expenditure of approximately US$350 million.

“We believe this transaction provides an excellent opportunity for the shareholders of Orezone. It provides a substantial premium to market and continued exposure to Essakane with IAMGOLD’s financial resources to develop it. Orezone shareholders will benefit through ownership in a globally diversified mid-tier gold producer with 8 mines on 3 continents,” said Conway.

Ron Little, CEO of Orezone comments, “IAMGOLD brings the capital required, to bring Essakane into production during these difficult markets. The transaction provides our shareholders an opportunity to capitalize on significant value creation in IAMGOLD. Orezone shareholders will also participate in the creation of New Orezone that will retain Orezone’s management and exploration team. New Orezone will be well financed through this transaction and host three advanced gold projects including Bomboré, the second largest gold resource in Burkina Faso with 1.7 million ounces of measured and indicated resources. Importantly, this transaction results in a very positive outcome for those dedicated to the development of the Essakane project including the people of Burkina Faso, especially the Essakane community, the contractors and the development and construction team that Orezone has established and who will have the opportunity to continue with the project.”

Terms of the Transaction

•	The fully diluted value of the offer is approximately US$139 million, not including the value of the “New Orezone” shares offered as part of the transaction.

•

There are currently 295.6 million IAMGOLD common shares outstanding and 357.8 million Orezone common shares outstanding. Upon completion of the transaction, Orezone shareholders will own approximately 9% or 28.6 million shares of the resulting 324.3 million IAMGOLD shares outstanding.

•

As part of the Transaction, several of Orezone’s exploration properties, not related to the Essakane development project, will be spun out into a new exploration company (“New Orezone”), together with Cdn$10 million in cash. IAMGOLD will, on completion of the transaction, hold a 16.6% interest in New Orezone following the distribution of New Orezone shares to Orezone shareholders.

•	IAMGOLD is in advanced discussions with project lenders to provide US$160 to $220 million for the Essakane project financing.

•

Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of at least two-thirds of the holders of Orezone common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory approvals. The definitive agreement includes a non-solicit clause and provides for the payment of a Cdn$4 million break fee.

•

Orezone will call a special meeting of shareholders to be held in February 2009 to approve the transaction. Orezone expects to mail an information circular providing full details of the IAMGOLD transaction and the spin-out of New Orezone to Orezone shareholders in early January 2009.

•

The transaction will be carried out via a plan of arrangement. Assuming Orezone shareholders approve the transaction at the special meeting, and final court approvals are obtained, the transaction is expected to close by the end of February 2009.

When in production in late 2010, Essakane will contribute more than 25 per cent of IAMGOLD’s gold production, bringing the company’s annual production to well over one million ounces of gold per year. “With this transaction, we are able to achieve a significant production increase in the near-term, a cost reduction of $40 to $50 per ounce and a 32% increase in reserves, with modest share dilution,” said Conway.

IAMGOLD also announced today that it will establish a Corporate office based in Dakar, Senegal. “IAMGOLD’s long history and depth of knowledge in West Africa gives us a unique competitive advantage. We are on track for production of almost 400,000 ounces of gold from West Africa this year alone. With the acquisition of Essakane and the establishment of a West African operations office, we will solidify our position as the major player in this very favourable mining region,” said Conway. The office will be managed by Brian Chandler, Senior Vice-President of African Operations, who will oversee regional operations, manage joint venture interests and build on the strong community and government relationships both IAMGOLD and Orezone have established in the region.

IAMGOLD has also agreed to purchase 71.4 million common shares of Orezone on a private placement basis, at a price of Cdn$0.28 per share for total subscription proceeds of approximately Cdn$20 million. These funds are to allow Essakane development activities to continue and for general corporate purposes. The private placement is not conditional on completion of the offer. Completion of the transaction and the private placement are subject to

TSX and regulatory approval. Upon completion of the private placement, IAMGOLD will hold approximately 16.6% of the outstanding common shares of Orezone.

Orezone issued a Cdn$10 million convertible debt to Minquest Capital Inc. in July 2008 that, as a condition of the transaction, will be repaid in cash and IAMGOLD shares at agreed upon terms.

Orezone has fully drawn a US$40 million bridge facility with the Standard Bank of South Africa for construction at Essakane which will be assumed by IAMGOLD upon completion of the transaction.

The transaction has been approved by Orezone’s Board of Directors, following the unanimous recommendation of a special committee comprised of independent Orezone directors. The Board of Directors of Orezone recommends that holders of Orezone shares vote in favour of the transaction. BMO Capital Markets has provided an opinion to the Orezone Board of Directors that the consideration to be received by Orezone shareholders under the transaction is fair, from a financial point of view, to the Orezone shareholders, other than IAMGOLD. The transaction has also been approved by the Board of Directors of IAMGOLD.

IAMGOLD appointed Canaccord Adams as financial advisors and its legal counsel is Fraser Milner Casgrain LLP. Stikeman Elliott LLP is acting as external legal counsel to Orezone.

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 8 mines on 3 continents. IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012. IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives. IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec where it has a pipeline of development and exploration projects, while it continues to assess accretive acquisition opportunities with a strategic fit. IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

About Orezone

Orezone is an explorer and emerging gold producer that owns Essakane and Bomboré, the two largest gold deposits in Burkina Faso, West Africa. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold-producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

Conference Call

IAMGOLD and Orezone will host a conference call and webcast to discuss this announcement on Thursday December 11th, 2008 at 10:00 a.m. To access the call, please dial:

Canada & US toll-free - 1-866-551-1530

Outside of Canada & US - 1-212-401-6700

Passcode: 1944183#

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-866-551-4520

Toll free in North America – 1-212-401-6750

Passcode: 238335#

You may also access the conference call on a listen-only basis via webcast at the IAMGOLD website at www.iamgold.com or the Orezone website at www.orezone.com. The audio webcast will be archived on www.iamgold.com and on www.orezone.com.

For further information please contact:

IAMGOLD Corporation	Orezone Resources Inc.
Joseph F. Conway	Ron Little
President & CEO jconway@iamgold.com	Chief Executive Officer rlittle@orezone.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 613-241-3699 Toll-free: 1-888-673-0663

Elaine Ellingham	Janet Eastman
SVP, Investor Relations & Communications eellingham@iamgold.com Tel: 416-360-4743 Toll-free: 1-888-IMG-9999	Manager, Investor Relations jeastman@orezone.com Tel: 613-241-3699 Toll-free: 1-888-673-0663

Cautionary Statement on Forward-looking Information

This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to the completion of the private placement, the completion of the Transaction, the receipt of all necessary regulatory approvals, future gold production for IAMGOLD, future production, cash operating costs, and capital expenditures at the Essakane Project, receipt of bank credit approvals, and receipt of court approvals.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, that no labour shortages or delays are incurred, that no material adverse change occurs to either Orezone or IAMGOLD, that court and that other regulatory approvals are received in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.